Exhibit 99.2

November 20, 2024

VIA SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador

The Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities – Government of Yukon – Department of Community Services

Registrar of Securities, Government of Nunavut – Department of Justice Dear Sirs/Mesdames:

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor – enCore Energy Corp. (the “Company”)

Please be advised that, in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we hereby notify you that we have reviewed the Company’s Notice of Change of Auditor (the “Notice”) dated November 15, 2024 and, based on our knowledge at this time, are in agreement with the statements contained in the Notice.

We understand that the Notice, this letter, and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company’s next Annual General Meeting at which action is to be taken concerning the appointment of auditors.

Yours very truly,

/s/ DAVIDSON & COMPANY LLP
DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc:	Audit Committee of enCore Energy Corp.